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Exhibit 12.5

VIDEOTRON LTEE

FINANCIAL STATEMENT SCHEDULE

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(Amounts in thousands of Canadian dollars)

	Balance, beginning of year	Charged to costs and expenses (1)	Deductions (2)	Balance, end of year
Allowance for doubtful accounts receivable
Year ended December 31:
2000	$6,425	$9,535	$8,438	$7,522
2001	7,522	10,160	9,341	8,341
2002	8,341	11,084	8,210	11,215

Notes:

(1)
Represents increase in allowance for doubtful accounts receivable charged to expense.

(2)
Represents the accounts receivable written-off against the allowance for doubtful accounts receivable.

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VIDEOTRON LTEE FINANCIAL STATEMENT SCHEDULE SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS (Amounts in thousands of Canadian dollars)